EXHIBIT 1

                      INDEPENDENT AUDITORS' CONSENT

The Board of Trustees
Texas Regional Bancshares, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Texas Regional Bancshares, Inc. (filed under Securities and Exchange Commission File No. 33-39386) of our report dated April 9, 1999, relating to the statement of net assets available for plan benefits of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) at December 31, 1998, the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998, which report appears in the December 31, 1998 annual report of Form 11-K of Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions).

                                                   /s/ KPMG PEAT MARWICK LLP

Houston, Texas
June 22, 1999